Exhibit 12

LEXINGTON CORPORATE PROPERTIES TRUST

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
For the year ended December 31,
($000’s)

Earnings	2006	2005	2004	2003	2002

Income (loss) before benefit (provision) for income taxes, minority interest, equity in earnings of non-consolidated entities and discontinued operations	$(3,476)	$21,223	$31,028	$16,670	$15,702
Interest expense	69,593	61,174	41,394	29,960	27,354
Amortization expense — debt cost	1,809	1,443	1,062	923	878
Debt satisfaction charges (gains)	(7,228)	(4,409)	56	6,221	345
Cash received from joint ventures	22,239	14,663	5,294	8,128	5,579

Total	$82,937	$94,094	$78,834	$61,902	$49,858

Fixed charges
Interest expense	$69,593	$61,174	$41,394	$29,960	$27,354
Debt satisfaction charges (gains)	(7,228)	(4,409)	56	6,221	345
Capitalized interest expense	513	816	225	142	24
Preferred stock dividend	16,435	16,435	6,945	3,392	693
Amortization expense — debt cost	1,809	1,443	1,062	923	878

Total	$81,122	$75,459	$49,682	$40,638	$29,294

Ratio	1.02	1.25	1.59	1.52	1.70